Exhibit 11
Statement Re: Computation of Per Share Earnings

	Three Months Ended				Twelve Months Ended
	October 31,				October 31,
	2004		2003		2004		2003
(in thousands, except per share amount)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$2,281	$2,281	$574	$574	$6,269	$6,269	$462	$462

Weighted average shares
outstanding	5,969	5,969	5,578	5,578	5,784	5,784	5,582	5,582

Assumed issuances under
stock options plans	--	294	--	34	--	242	--	--
	5,969	6,263	5,578	5,612	5,784	6,026	5,582	5,582

Income per common share	$0.38	$0.36	$0.10	$0.10	$1.08	$1.04	$0.08	$0.08